UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

12 June 2023
Commission File No. 001-32846

____________________________
CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Enclosure: Expected Termination & Amendment Deposit Agreement

Expected Termination and Amendment of Deposit Agreement

CRH plc ("CRH" or the "Company") intends, among other things, to (i) terminate the Amended and Restated Deposit Agreement, dated as of November 28, 2006 (the "Deposit Agreement"), among CRH, The Bank of New York Mellon, as depositary (the "Depositary") and all holders from time to time of American Depositary Shares ("ADSs") issued thereunder, (ii) delist the ADSs from the New York Stock Exchange ("NYSE"), (iii) list the Company's ordinary shares of €0.32 each (the "Ordinary Shares") directly on the NYSE and (iv) provide for a mandatory exchange of all outstanding ADSs into Ordinary Shares.

CRH and the Depositary intend to amend the Deposit Agreement to provide that upon termination of the Deposit Agreement: (i) all outstanding ADSs shall be cancelled and converted into a right only to receive, from the Company or its appointed exchange agent, delivery of the amount of Ordinary Shares they represent; and (ii) all registered holders of certificated ADSs shall surrender their American Depositary Receipts ("ADRs") to the exchange agent to receive, as a mandatory exchange, the Ordinary Shares to which they are entitled in respect of the ADSs formerly evidenced by their ADRs.  On 9 June 2023, the Depositary mailed to holders of ADSs the enclosed notice of the expected termination and amendment of the Deposit Agreement.

The amendment and termination of the Deposit Agreement, delisting of the ADSs and mandatory exchange described above are all subject to a scheme of arrangement to effect the migration of the settlement system applicable to the Ordinary Shares (the "Scheme") becoming effective.  The Scheme is subject to certain conditions, including approval by the Irish High Court of the Scheme, and currently is expected to become effective on September 25, 2023.  Additional information on the Scheme can be found in the circular to shareholders issued on 9 May 2023, which is available on the Company's website: www.crh.com.

Enclosure: Notice to Holders of American Depositary Shares, dated as of 9 June 2023

NOTICE TO HOLDERS OF AMERICAN DEPOSITARY SHARES
REPRESENTING
DEPOSITED ORDINARY SHARES
OF:
CRH PUBLIC LIMITED COMPANY
ONE AMERICAN DEPOSITARY SHARE REPRESENTS ONE SHARE (CUSIP: 12626K 203)

            You are hereby notified, as holders of the above American Depositary Shares ("ADSs"), that The Bank of New York Mellon (the "Depositary") and CRH Public Limited Company (the "Company") intend to amend the Amended and Restated Deposit Agreement dated as of November 28, 2006 (the "Deposit Agreement") under which the American Depositary Shares ("ADSs") are issued to provide that:

            (i)         upon termination of the Deposit Agreement, all outstanding ADSs shall be cancelled and converted into a right only to receive, from the Company or its appointed exchange agent, delivery of the amount of Shares they represent and the net cash proceeds of a sale of any fraction of a Share they represent; and

            (ii)        upon termination of the Deposit Agreement, all registered holders of certificated ADSs shall surrender their American Depositary Receipts ("ADRs") to the exchange agent appointed by the Company to receive, as a mandatory exchange, the Shares or money to which they are entitled in respect of the ADSs formerly evidenced by their ADRs.

            This amendment will become effective subject to and on the effective date of the scheme of arrangement pursuant to Chapter 1 of Part 9 of the Irish Companies Act 2014 (the "Scheme"), previously announced by the Company, which currently is expected to be September 25, 2023, and in any event will occur at least three months after the date of this Notice. The Company will publicly announce the effective date and time of the Scheme at a later date. The intended amended provision of the Deposit Agreement is set forth in Exhibit A to this Notice.

            Upon termination of the Deposit Agreement, as amended, registered holders of ADSs will no longer have rights against the Depositary with respect to outstanding ADSs and ADRs and instead will have rights directly against the Company.

            The Company has indicated that, at or prior to the effectiveness of the amendment to the Deposit Agreement, the Shares will have been approved for direct listing on the New York Stock Exchange and become eligible for settlement through The Depository Trust Company ("DTC").

            You are further notified that, subject to effectiveness of the Scheme, the Deposit Agreement, as amended, will terminate at the effective time of the Scheme.

            Persons that hold ADSs through a securities intermediary that is a direct or indirect participant in DTC will receive a credit of Shares in their securities accounts in exchange for their ADSs without having to take any action.

            Registered holders of ADSs will have Shares registered in their names on the Register of Members of the Company.  Registered holders of certificated ADSs will be required to surrender the American Depositary Receipt evidencing their ADSs as a condition of receiving Shares.  The Company has indicated that following termination of the Deposit Agreement, persons that were registered holders of certificated ADSs prior to the termination date will be contacted by Computershare Trust Company, N.A. ("Computershare"), the Company's exchange agent, with instructions on how to surrender ADRs to receive delivery of Shares. If you are a registered holder of ADSs and you wish to receive your Shares in an account with a direct or indirect participant in DTC, you must contact a broker or other securities intermediary to arrange to have your ADSs transferred into the DTC system prior to 5:00 pm (Eastern Time) on the business day immediately preceding the effective date of the Scheme, which currently is expected to be September 25, 2023.

            Holders of ADSs will not be required to pay any fee to the Depositary for the surrender and cancellation of their ADSs in the mandatory exchange into Shares.

            For information regarding your CRH ADSs please contact Computershare at 1-866-644-4127 or, if outside the United States, at 1-781-575-2906.

                                                                        THE BANK OF NEW YORK MELLON,
                                                                        As Depositary

Dated: June 9, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 12 June 2023
By:___/s/Neil Colgan___
N.Colgan
Company Secretary